Exhibit 10.24

Side Letter Agreement

Thrasyvoulos Moraitis Meisenbergstrasse 5 6300 Zug	(the Executive)

and

SV Management Switzerland AG Rigistrasse 2 6300 Zug	(the Company)

and

USA Rare Earth, Inc. 100 W. Airport Road Stillwater, OK 74075 United States	(USARE)

(the Executive, the Company and USARE are also referred to as Party or Parties)

Preamble
A.On May 5/8, 2023, the Executive and the Company entered into an employment agreement, appointing the Executive as CEO of the Company (the Employment Agreement). The Employment Agreement is governed by the laws of Switzerland and has been amended from time to time.
B.On July 29, 2025, SVRE Holdings Ltd. (SVRE), a company incorporated under the laws of British Virgin Islands, granted to the Executive (i) a certain number of stock options that are subject to performance-based vesting conditions (the Performance-Vesting Options) and a certain number of stock options that are subject to time-based vesting conditions (the Time-Vesting Options) under the terms of a stock option award agreement (the Stock Option Award Agreement), (ii) a certain number of restricted stock units that are subject to time-based vesting conditions (the RSUs) under the terms of a restricted stock unit award agreement (the RSUs Award Agreement) and (iii) a certain number of stock appreciation rights that are subject to time-based vesting conditions (the SARs) under the terms of a stock appreciation right award agreement (the SARs Award Agreement) and each of the foregoing (i) - (iii) subject to the equity incentive plan established by SVRE, as amended from time to time, as well as subject to certain specific vesting conditions in a liquidity event (as defined in the respective agreements).
C.On February 2, 2026, the Company and the Executive entered into an amendment to the Employment Agreement, providing, inter alia, that the termination of the Employment Agreement in connection with the Executive's statutory retirement in Switzerland at the age of 65 would qualify, under specific conditions, as a Good Leaver event, as defined therein (the February 2, 2026 Amendment). In the occurrence of a Good Leaver event, the February 2, 2026 Amendment provided, inter alia, for the payment by the Company to the Executive of a lump sum amount of two times the annual base salary of CHF 822,000 plus an additional amount of two times the target annual bonus of CHF 822,000, totaling approximately CHF 3.3 million (the Good Leaver Benefits).
D.USARE is currently working on a strategic transaction and is considering acquiring all of the issued and outstanding capital stock of SVRE and its direct and indirect subsidiaries, including the Company (the Transaction). The Transaction shall be consummated by effecting a merger under the terms of a certain merger agreement (the Merger Agreement).
E.USARE acknowledges that the continued service of the Executive post-Closing is strategically important, and it is strongly interested and enthusiastic for the Executive to continue to work for USARE and wishes to maintain and strengthen the existing professional relationship, relying on the Executive's leadership and expertise post-Closing. Subject to the consummation of the Transaction (the Closing), USARE wishes to offer the Executive and the Executive wishes to accept a role within USARE as President and, in accordance with USARE’s certificate of incorporation and bylaws and the Board’s fiduciary duties under applicable law, to appoint the Executive as a director on the board of directors of USARE effective as of the Closing of the Transaction.
F.This Side Letter is made with reference to the Employment Agreement, the February 2, 2026 Amendment, the Stock Option Award Agreement, the RSUs Award

Agreement and the SARs Award Agreement and is entered into as of the Signing Date of the Merger Agreement. It is intended to be conditional upon the Closing and to amend the terms and conditions of the Employment Agreement and the February 2, 2026 Amendment in view of the Executive's continued service for USARE as President and his appointment as a director of USARE following the Closing, recognizing the importance of the Executive's role to the future success of USARE.
1.Definitions
Unless otherwise defined in this Side Letter Agreement (the Side Letter), capitalized terms used herein shall have the following meaning:
Board shall mean the Board of Directors of USARE.
Closing Date shall mean the date on which the Closing of the Transaction occurs.
Signing shall mean the execution of the Merger Agreement.
Signing Date shall mean the date on which the Merger Agreement is executed.
2.Position, Condition to Closing and Conditional Effectiveness
(a)Effective as of, and subject to, the occurrence of the Closing, USARE will assume the position of SVRE in the Employment Agreement and the February 2, 2026 Amendment, as modified by this Side Letter. The Company remains the employer of record of Executive.
(b)The Parties acknowledge and agree that effective as of, and subject to, the occurrence of the Closing, Executive shall assume the function and responsibility as President of USARE and will report to the USARE Chief Executive Officer. The Executive shall have such powers and duties as may from time to time be prescribed by the USARE Chief Executive Officer and the Board. Effective as of, and subject to, the occurrence of the Closing, the Executive will cease to serve as the Company’s CEO but retain a strategic leadership role in the Company. All references in the Employment Agreement and in the February 2, 2026 Amendment from and after the Closing to (i) “Group” or “Group Companies” shall mean USARE and its affiliates (including the Company and SVRE); (ii) to the “Board” shall mean the USARE Board; and (iii) “Holding Company” shall mean USARE.
(c)The Executive shall devote the Executive’s full working time and efforts to the business and affairs of USARE and its affiliates. The Executive may only serve on other corporate boards of directors with the approval of the Board and for so long as such other corporations are not competitors of USARE and its affiliates. In addition, the Executive may engage in religious, charitable or other community activities as long as such services and activities are disclosed to the Board and do not interfere with the Executive’s performance of his duties to USARE and its affiliates. Notwithstanding the foregoing, the Executive may continue to engage in the activities set forth on Exhibit A hereto, which have been pre-approved by the Board as part of the approval of this Side Letter.
(d)The execution and delivery of this Side Letter at Signing is a condition precedent to the Signing.
(e)This Side Letter controls over any inconsistent or conflicting term in the Employment Agreement and in the February 2, 2026 Amendment from and after the Closing. It shall be null and void if the Merger Agreement is terminated in accordance with its terms, and the Employment Agreement and the February 2, 2026 Amendment shall remain in full force and effect.
3.Equity Treatment at Closing – Equity Award Treatment
The Executive hereby acknowledges and agrees that Executive’s Performance-Vesting Options, Time-Vesting Options, RSUs and SARs shall be treated consistent with the terms set forth in the Merger Agreement, subject to and in accordance with the terms and conditions set forth therein, including execution of the Equity Award Acknowledgement Agreement (as defined in the Merger Agreement).
Upon the Executive’s request, the Board shall determine in good faith whether the Executive may transfer any incentive stock options and other awards granted to the Executive (including, without limitation, the RSUs pursuant to Section 4 below and in future), under the relevant incentive plans (such as the 2024 Omnibus Incentive Plan, or other plans) to an entity, trust, foundation or other structure proposed by the Executive, which is fully owned and/or controlled by the Executive, subject to applicable securities and other laws and the terms of the relevant incentive plans.
4.Good Leaver Benefits – RSU Replacement
The Executive agrees to waive any and all rights to any cash and non‑equity benefits otherwise payable to the Executive as Good Leaver Benefits under the February 2, 2026 Amendment or otherwise under the Employment Agreement in connection with the Executive’s retirement and such benefits shall be cancelled and extinguished in their entirety and Section 19.3.1 (Good Leaver) of the Employment Agreement, as amended by the February 2, 2026 Amendment, shall be amended such that the statutory retirement prong of Good Leaver is deleted in its entirety. In consideration, promptly following the Closing Date, USARE shall grant the Executive a number of RSUs that economically reflects the same value of the cancelled, extinguished and substituted Good Leaver Benefits as of the Closing Date with the number of RSUs determined based on the fair market value of USARE’s stock as of the Closing Date as determined consistent with the USARE’s policy for grants of RSUs, and that vest subject to Executive’s continued service with the Company in Switzerland through age 65 and Executive’s execution of a standard form of separation agreement that sets forth Executive’s continuing obligations under the Employment Agreement (as amended by this Side Letter) and a standard form of release in a form reasonably acceptable to USARE (such vesting and settlement as set forth below, the RSU Vesting):
a)50% of the RSUs granted as replacement for the cancelled retirement Good Leaver benefit as per the foregoing section shall be settled upon termination of the Executive’s employment on or after age 65 provided Executive has provided the Company with at least four (4) months’ advance written notice of Participant’s retirement and continues in employment with the Company through the notice period; and
b)50% of the RSUs granted as replacement for the cancelled retirement Good Leaver benefit as per the foregoing section shall be settled upon the Executive's full separation from service from the Group Companies, including from the Board, on or after age 65.
The Parties agree that in the event of the occurrence of the other Good Leaver events set forth in Section 19.3.1 of the February 2, 2026 Amendment after Executive has attained age 65, Executive will, in his discretion, be entitled to either the RSU Vesting or the Good Leaver benefits detailed in Section 19.3.1 of the February 2, 2026 Amendment, as of the date of the Executive’s termination, subject to the conditions set forth in the February 2, 2026 Amendment and in this Side Letter.
The Parties agree that in the event the Executive becomes a U.S. taxpayer or the RSUs may be deemed US source income, this Side Letter may be amended by the Company as may be necessary to fully comply with Section 409A of the U.S. Internal Revenue Code and all related rules and regulations. USARE and the Company make no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Side Letter are determined to constitute deferred compensation subject to Section 409A of the U.S. Internal Revenue Code but do not satisfy an exemption from, or the conditions of, such section.
5.Malus and Clawback
The Executive agrees that he shall be bound by and subject to the terms of the USARE clawback policy, as may be amended from time to time (the Policy) and compensation received by the Executive may be subject to reduction, cancellation, forfeiture and/or recoupment to the extent necessary to comply with the Policy, notwithstanding any other agreement to the contrary.
6.Confidentiality, Penalty and Injunctive Relief
(a)The Executive reaffirms his strict duty to maintain the confidentiality of all proprietary information belonging to the Company, USARE and its affiliates and not to use or disclose such information except for the Company’s and USARE’s sole benefit or as required by law, consistent with the confidentiality framework typically found in executive employment agreements, including but not limited to those obligations set forth in Section 17 of the Employment Agreement. The Parties acknowledge that unauthorized use or disclosure would cause irreparable harm to USARE.
(b)In addition to injunctive relief and damages, and without limiting other remedies, Executive shall pay to USARE a penalty of CHF 100,000 for each discrete intentional or negligent breach of confidentiality. The payment of a penalty does not release the Executive from the confidentiality obligation. USARE may still seek injunctive relief, specific performance, and compensatory damages.
7.Restrictive Covenants
The Executive agrees that Section 16 (Post-Contractual Non-Competition and Non-Solicitation) and Section 17 (Confidentiality) of the Employment Agreement shall be deemed amended such that any reference to “Company” or “Group Companies” shall mean USARE and its affiliates (including the Company and SVRE). In addition, any reference to enterprises competing with the Group Companies shall mean any person or entity that is engaged in the exploration, mining, extraction, beneficiation, separation, processing, refining, recycling, manufacture, marketing or sale of rare earth elements, rare earth oxides, rare earth metals, rare earth alloys, permanent magnets or other products within the rare earth supply chain but shall exclude Vision Blue Resources.
8.Policies, Compliance and Codes of Conduct
(a)The Executive confirms that he is familiar with USARE's group-wide policies and codes of conduct as amended from time to time, and agrees to comply with them at all times, other than in the case of the Policy, to the extent they do not conflict with mandatory Swiss employment law.
(b)Without limiting the foregoing, the Executive shall (a) comply with all applicable anti-corruption, anti-money-laundering, sanctions, trade-control and data-protection laws; (b) observe all applicable rules on ethics, gifts and hospitality, conflicts of interest, third-party due diligence and accurate books and records; (c) promptly report suspected violations and cooperate in any investigation; and (d) certify compliance on request. Breach may result in discipline up to termination, forfeiture or clawback of incentives as per Section 5 of this Side Letter.
9.Definition of Disability
(a)The Employment Agreement, under clause 19.3.3 (Death or Disability), provides for certain payment and benefit obligations to be performed by the Company, including a lump sum of approximately CHF 3.3 million (as amended), should the employment relationship end due to the Executive's death or disability.
(b)Disability, as intended in the Employment Agreement, shall be understood and defined as a permanent medically determinable and permanent physical or mental incapacity that renders the Executive unable to perform the material duties and responsibilities under the Employment Agreement (as amended), whereby such incapacity shall be certified by a medical expert reasonably acceptable to the Company.
10.Joint Liability of USARE
USARE shall assume full and joint liability for all obligations and responsibilities of the Company which are related to the employment of the Executive, namely the Employment Agreement, the February 2, 2026 Amendment and this Side Letter. This includes, but is not limited to, obligations of the Company related to salary, benefits (equity based and others), social insurances contributions and any other statutory or contractual duties owed to the Executive. In the event that the Company fails to fulfill any of its obligations hereunder, the Executive shall have the right to seek fulfillment of such obligations directly from USARE.
11.Indemnification
To the fullest extent permitted by applicable law and as provided in the USARE bylaws, during the term of the Employment Agreement and for such period thereafter as may be necessary to continue to indemnify the Executive for the Executive’s acts while an officer or director of the Company in accordance with this Section 11, USARE agrees to defend and indemnify the Executive against and to hold the Executive harmless from any and all claims and liabilities expenses (but excluding disputes arising under the Employment Agreement, the February 2, 2026 Amendment and this Side Letter and claims asserted by USARE, the Board, of any of USARE’s affiliates) asserted against the Executive for actions taken or omitted to be taken by the Executive in good faith and within the scope of the Executive’s responsibilities as an officer or employee of USARE and its affiliates during the term of the Employment Agreement. USARE shall cause the Executive to be provided coverage under any D&O liability insurance policies that are maintained by USARE from time to time in the same manner as other executive officers and directors of USARE are covered.
12.Entire Agreement and Amendments.
This Side Letter and the Employment Agreement (as assumed and modified hereby) constitute the entire understanding with respect to the subject matter herein and may be amended only by a written instrument signed by the Parties.
13.Applicable Law and Place of Jurisdiction
Section 20.4 (Applicable Law) and 20.5 (Place of Jurisdiction) of the Employment Agreement shall apply to this Side Letter.

Signature page to follow

Thrasyvoulos Moraitis
/s/ Thrasyvoulos Moraitis

SV Management Switzerland AG
/s/ Thrasyvoulos Moraitis	18 April 2026 Zug, Switzerland

USA Rare Earth, Inc.
/s/ Barbara Humpton	19 April 2026 NYC
Barbara Humpton
Chief Executive Officer

Exhibit A
Pre-Approved Directorships and Other Activities

Name of Entity	Position	Years of Service	Type of Entity	Allocation of Time
Vision Blue Resources	Advisor	5	For Profit	10%